Cane Clark LLP		3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Telephone: 702-312-6255
Chad Wiener+	Scott P. Doney~	Facsimile: 702-944-7100
Joe Laxague~		Email: sdoney@caneclark.com

July 17, 2007

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Division of Corporate Finance
Mail Stop 7010
100 F. Street, NE
Washington, D.C. 20549

Attention: Donna Levy

Re:	Colombia Goldfields Ltd. Amendment No. 1 Registration Statement on Form SB-2 Filed June 21, 2007 File No. 333-142249
____________________________________________________________________

We write on behalf of Colombia Goldfields Ltd. in response to Staff’s letter of May 12, 2007 by H. Roger Schwall, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, an Amended Registration Statement on Form SB-2 (the “First Amended SB-2”). We enclose with this letter a copy of the Second Amended SB-2, plus a copy of the prior SB-2 filing redlined to show the changes.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

Selling Shareholders, page 15

1.	We note your response to our prior comment 3. in the footnotes to the selling shareholders table, you refer to footnote 7. however, there is no footnote 7 in the table. please advise.

In response to this comment, the Company has noted a drafting error in the document as observed. The Company has added a reference to footnote 7 beside Credit Agricole (Suisse) S.A. in the table as well as amended footnotes 7 and 11 to clarify who the beneficial owners of the 175,000 shares held by Credit Agricole (Suisse) S.A. are.

Plan of Operation

Forward Looking Statements, page 37

2.
We note your reference to the safe harbors provided to certain companies under the private securities litigation reform act of 1995, section 27a of the securities act of 1933 and section 21e of the securities exchange act of 1934. given that your stock is deemed a penny stock as defined by rule 3a51-1 of the securities exchange act of 1934, please remove the reference to the safe harbors, as they are not available to you.

In response to this comment, the Company removed reference to the safe harbors as requested.

Signature Page

3.	the form sb-2 must be signed by your controller or principal accounting officer, or a person performing a similar function. please have the appropriate person sign the next amendment.

In response to this comment, the Company has done as requested.

If you have any questions regarding this comment letter, please feel free to contact me at 702-312-6255. Thank You.

Sincerely,

/s/ Scott Doney
Scott Doney
CANE CLARK LLP